Earnings Presentation Second Quarter and Half Year 2011 August 10, 2011 12:00 noon UK time

2 Page  10-Aug-11
Forward-looking statements
Certain statements made in this announcement may include “forward-looking statements” within the meaning of
Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,”
“forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the contract awards and the scope and location of our work thereunder, statements as to the date of commencement and completion of operations of contracts, expectations as to the Group’s performance in 2011, statements as to worldwide activity levels and order momentum, statements contained in the "Outlook" section, including the anticipated activity levels in the Conventional and
SURF markets in West Africa, the anticipation that SURF contracts in Australia will come to market and the timing of the offshore installation phase of such projects, the expected pricing environment in the North Sea, activity levels in the Gulf of Mexico, the Group’s ability to benefit from the improving market and the Group’s ability to capture growth opportunities, anticipated opportunities in Brazil, challenges with respect to the availability of engineering and project resources in the industry and the Group’s position and ability to face this challenge and the
Group’s ability to deliver profitable growth, statements as to the expected accounting treatment for the Sonamet investment, statements as to the expected date of operational delivery of Seven Borealis, expectations regarding our backlog and the progress of the integration of Subsea 7 S.A. and Subsea 7 Inc.. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange
Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Subsea 7 S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

3 Page  10-Aug-11
Highlights
• Strong financial performance for the quarter reflects increased activity levels, improved utilisation and strong operational performance on large projects in their offshore phase
– Improvement in the North Sea, although impacted by margin pressure on contracts awarded in 2010 and executed during the quarter.
Improved vessel utilisation and good operational performance
– Strong performance in West Africa, with number of major projects in offshore installation phase and good operational performance
– Asia Pacific activity low, as expected; good contribution from
SapuraAcergy JV
– Solid performance in Brazil reflecting good utilisation on vessels and
P-55 on track
– Good contribution from joint ventures: Sapura Acergy, SHL and NKT
Flexibles

4 Page  10-Aug-11
Key priorities
• We remain focused on key markets with long-term, strong and sustainable growth characteristics; where we can differentiate ourselves, markets where we can achieve profitable growth
Our key priorities:
Safety & operational excellence
• Strong order momentum, with a number of notable contract awards, including:
– Guara Lula, offshore Brazil
– Broad range of small and large projects in the North Sea
– Contracts exceeding $500 million announced post quarter end, including Gorgon, offshore Australia
• Strong order intake resulting in backlog as at June 30, 2011 of $7.9 billion
Technology
Ongoing fleet enhancement
Business acquisition - maintaining discipline in our tendering processes:
Synergy and cost reduction - Optimise costs without impeding our ability to grow profitably

subsea 7

BUILD

Seven Havila

Oleg Strashnov*

Seven Borealis

DIVEST / RELEASE

Toisa Polaris

Acergy Hawk

CHARTER

Chloe Candies

Grant Candies

Havila Subsea - STL Forerunner

New Statoil IMR Vessel

www.subsea7.com

seabed-to-surface

5 Page  10-Aug-11
Key priorities: Ongoing fleet enhancement
BP 3-year LoF – US GoM
STL 5-year LoF – North Sea
Delivered H1 2011 Expected delivery H1 2012
Returned to owner post charter
Divested
*Oleg Strashnov
delivered to the Seaway Heavy Lifting joint venture

6 Page  10-Aug-11
Income statement highlights
Half Year
Ended
Three Months
Ended
Seven Months
Ended
Six Months
Ended
In $ millions, except Adjusted EBITDA margin, share
and per share data
Jun.30.11
Unaudited
May.31.10
Unaudited
Jun.30.11
Unaudited
Jun.30.11
Unaudited
Revenue from continuing operations 1,335 581 2,627 2,411
Net operating income from continuing operations 210 94 304 291
Income before taxes from continuing operations
190 95 260 171
Taxation (64) (32) (88) (55)
Net income from continuing operations 126 63 171 163
Net income – total operations 126 67 171 163
Adjusted EBITDA – continuing operations 307 121 497 472
Adjusted EBITDA margin – continuing operations 23.0% 20.9% 18.9% 19.6%
Per share data (diluted)
Earnings per share - continuing operations $0.32 $0.25 $0.48 $0.45
Earnings per share – total operations $0.32 $0.28 $0.48 $0.45
Weighted average number of Common Shares and
Common Share equivalents outstanding
386.2m 206.6m 355.4m 380.5m

subsea 7

NSMC
Revenue
NOI
BRAZIL
Revenue
NOI
AFGoM
Revenue
NOI
APME
Revenue
NOI

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seabed-to-surface

7 Page 10-Aug-11 Operational performance – Q2 2011 $523m $45m $614m $155m $17m $151m $41m $11m

8 Page  10-Aug-11
Income statement overview – Q2 2011
• Administrative expenses of $97 million, included $15 million of integration costs
• All joint ventures performed well
• Investment income of $4 million reflected interest received on cash balances
• Other gains and losses were losses of $14 million due to currency fluctuations
• Finance costs of $10 million reflected interest on convertible loan notes and interest expense/fees associated with $1 billion loan and guarantee facility
• Tax charge for the quarter was $64 million representing an effective rate of tax of c.34% reflects geographical profit mix
• Diluted EPS was $0.32 based on weighted average share count across the period of 386.2m shares (all convertible loan notes are dilutive)

9 Page  10-Aug-11
Cash flow and balance sheet overview – H1 2011
• Cash generation from operating activities of $95 million, partially offset by higher net working capital balances in line with increased activity; expected to reverse in ordinary course of business
• Net cashflows from investing activities of $32 million reflects:
•
Capex in line with expectations: Seven Havila; Seven Borealis; Antares
• Partial repayment of $300 million 2.80% convertible loan notes due 2011
• Share buyback of c.2.5 million shares
• Purchase price allocation (PPA) work ongoing; expected to be finalised by year-end
• Provisional goodwill of $2.4 billion arising from the combination
• Closing cash and cash equivalents of $598 million
• Sonamet remains held as an asset held for sale

10 Page  10-Aug-11
2011 – financial assumptions
Current assumptions:
• Administrative expenses: c.$75 million per quarter for remainder of 2011, excluding integration costs but synergies starting to materialise
• Integration costs: $26 million expensed in H1 ’11 ($16 million expensed in
Q4 ’10) - c.$25 million per quarter for remainder of 2011
• Full-year Depreciation & Amortisation (D&A) of c.$350 million:
– c.$260 million – 2010 legacy companies combined run-rate
– c.$50 million PPA
– c.$10 million – December ‘stub’ month
– c.$25 million – Full-year effect of additions to the fleet, capitalisation of dry-docks and FX
• Effective rate of tax of 35%
• Issued share count of 351.8 million shares, including c.13 million shares held in treasury and employee benefit trusts

11 Page  10-Aug-11
Market overview and outlook
• High levels of tendering activities continue to underpin strong order book momentum
• Conventional in West Africa: a number of major contracts expected to come to market award late 2011 and early 2012. Well positioned
• SURF:
– North Sea: record levels of tendering and increasing activity; improved utilisation and improving pricing environment especially for projects offshore 2012+
– West Africa: a number of major contracts expected to come to market award late
2011 and early 2012; with offshore operations beyond 2012
– Gulf of Mexico: timing of improvements uncertain; activity levels unlikely to build in 2012
– Asia Pacific: beginning to see awards; further significant gas-driven SURF contracts in Australia expected to come to market award in 2011 and 2012; offshore 2013+
– Brazil: more opportunities ahead – traditional deepwater and pre-salt; well placed to capture some of these opportunities
• Expectations unchanged; comfortable with the outlook for the current financial year

12 Page  10-Aug-11
Summary
• Approaching the future with confidence
• Opportunities in nearly all our markets with increasing activity; albeit at different pace in different geographical areas
• Market fundamentals are very good
• Well positioned to deliver profitable growth
– Strong balance sheet
– Very healthy backlog
– Proven ability to deliver projects in a reliable and cost effective way

11-May-11 11-May-11 13 Page Appendix

14 Page  10-Aug-11
SapuraAcergy JV Brazil AFGoM
Major project progression
Continuing projects >$100m between 5% and 95% complete as at June 30, 2011 excl. long-term ship charters and Life-of-Field day-rate contracts.
NSMC
0% 20% 40%
60% 80% 100%
Block 18 GEL (Angola)
Siri Caisson (North Sea)
Laggan Tormore (North Sea)
Jasmine (North Sea)
Andrew Bundle (North Sea)
Skarv GSI (North Sea)
Deep Panuke (Canada)
P55 Export (Brazil)
Gumusut (Malaysia)
CLOV (Angola)
EGP3B (Nigeria)
Oso Re (Nigeria)
PazFlor (Angola)
Block 31 (Angola)

2010
38%
2009
15%
<=2008
18%
2011
29%

2013+
30%
2011
33%
2012
37%

SURF
71%
LoF
15%

NSMC
37%
AFGoM
33%
Brazil
30%

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seabed-to-surface

15 Page  10-Aug-11
Backlog
In $ millions as at: Jun.30.11 Mar.31.11 Jun.30.10 May.31.10
Subsea 7 S.A.
(1)
7,883 6,668 - -
Acergy S.A. - - - 2,251
Subsea 7 Inc - - 2,758 -
(1)
Backlog refers to expected future revenue under signed contracts, which are determined as likely to be performed, but excludes amounts related to discontinued operations as of Jun.30.11 $nil, Mar.31.11 $nil, May.31.10: $15m
Conventional
8%
Other
6%
Backlog by Award Date
Backlog by Execution Date
Backlog by Service Capability
Backlog by Segment
APME
1%

16 Page  10-Aug-11
Segmental analysis:
Three months ended
Jun.30.11
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total –
Continuing
operations
Revenue 523.4 613.6 40.9 154.9 2.6 1,335.4
Net operating
(loss)/income
45.1 150.9 10.5 17.3 (13.9) 209.9
   Investment income 3.5
   Other losses (13.8)
   Finance costs (9.9)
Net income before taxation from continuing operations 189.7

Three Months ended
May.31.10
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total -
Continuing
operations
Revenue 121.1 316.5 81.3 60.3 1.7 580.9
Net operating
(loss)/income
(5.0) 77.9 41.3 3.5 (24.0) 93.7
    Investment income 1.7
    Other gains 4.7
    Finance costs (5.3)
Net income before taxation from continuing operations 94.8

17 Page  10-Aug-11
Segmental analysis:
Seven months ended
Jun.30.11
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total –
Continuing
operations
Revenue 831.2 1,338.7 104.8 345.5 6.9 2,627.1
Net operating
(loss)/income
37.6 268.9 12.3 21.1 (35.7) 304.2
   Investment income 9.0
   Other losses (31.1)
   Finance costs (22.4)
Net income before taxation from continuing operations 259.7

Six Months ended
May.31.10
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total -
Continuing
operations
Revenue 211.7 658.7 168.7 115.2 2.4 1,156.7
Net operating
(loss)/income
(6.4) 165.2 62.0 8.6 (34.9) 194.5
    Investment income 4.1
    Other losses (14.9)
    Finance costs (12.9)
Net income before taxation from continuing operations 170.8

18 Page  10-Aug-11
Adjusted EBITDA
• The Group calculates adjusted earnings before interest, income taxation, depreciation and amortisation
(‘Adjusted EBITDA’) from continuing operations as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment charges. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Adjusted EBITDA for discontinued operations is calculated as per the methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.
• Adjusted EBITDA is a non-IFRS measure that represents EBITDA before additional specific items that are considered to hinder comparison of the Group’s performance either year-on-year or with other businesses. The additional specific items excluded from Adjusted EBITDA are other gains and losses and impairment of property, plant and equipment and intangibles. These items are excluded from Adjusted EBITDA because they are individually or collectively material items that are not considered representative of the performance of the businesses during the periods presented. Other gains and losses principally relate to disposals of property, plant and equipment and net foreign exchange gains or losses. Impairments of property, plant and equipment represent the excess of the assets’ carrying amount over the amount that is expected to be recovered from their use in the future.
• The Adjusted EBITDA measures and Adjusted EBITDA margins have not been prepared in accordance with
International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board as adopted for use in the European Union. These measures exclude items that can have a significant effect on the Group’s profit or loss and therefore should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS) as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) as a measure of the Group’s liquidity.
• Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of the operational strength and the performance of the business. These non-IFRS measures provide management with a meaningful comparison amongst its various territories, as they eliminate the effects of financing and depreciation. Management believes that the presentation of Adjusted EBITDA from continuing operations is also useful as it is similar to measures used by companies within Subsea 7’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Subsea 7’s industry.
Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare performance to its competitors and is widely used by shareholders and analysts following the Group’s performance.
Notwithstanding the foregoing, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies.

19 Page  10-Aug-11
Reconciliation of net operating income to Adjusted EBITDA
Half Year
Seven Months Ended
Jun.30.11
Half Year
Six Months Ended
May.31.10
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
304.2 - 304.2 194.5 13.2 207.7
Depreciation and amortisation
176.1 - 176.1 58.3 - 58.3
(Reversal of impairments) / impairments
16.3 - 16.3 3.8 - 3.8
Adjusted EBITDA
496.6 - 496.6 256.6 13.2 269.8
Revenue
2,627.1 - 2,627.1 1,156.7 37.3 1,194.0
Adjusted EBITDA % 18.9% - 18.9% 22.2% 35.4% 22.6%
Three Months Ended
Jun.30.11
Three Months Ended
May.31.10
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
209.9 - 209.9 93.7 6.5 100.2
Depreciation and amortisation 84.9 - 84.9 27.7 - 27.7
(Reversal of impairments) / impairments
12.3 - 12.3 - - -
Adjusted EBITDA
307.1 - 307.1 121.4 6.5 127.9
Revenue  1,335.4 - 1,335.4 580.9 2.0 582.9
Adjusted EBITDA % 23.0% - 23.0% 20.9% 325.0% 21.9%

20 Page  10-Aug-11
Reconciliation of net income to Adjusted EBITDA
Three Months Ended
Jun.30.11
Three Months Ended
May.31.10
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
126.1 - 126.1 62.8 4.5 67.3
Depreciation and amortisation  84.9 - 84.9 27.7 - 27.7
Impairments 12.3 - 12.3 - - -
Investment income
(3.5) - (3.5) (1.7) - (1.7)
Other gains and losses
13.8 - 13.8 (4.7) 0.1 (4.6)
Finance costs
9.9 - 9.9 5.3 - 5.3
Taxation 63.6 - 63.6 32.1 1.9 33.9
Adjusted EBITDA
307.1 - 307.1 121.4 6.5 127.9
Revenue
1,335.4 - 1,335.4 580.9 2.0 582.9
Adjusted EBITDA % 23.0% - 23.0% 20.9% 325.0% 21.9%
Half Year
Seven Months Ended
Jun.30.11
Half Year
Six Months Ended
May.31.10
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
171.3 - 171.3 115.4 9.5 124.9
Depreciation and amortisation
176.1 - 176.1 58.3 - 58.3
Impairments 16.3 - 16.3 3.8 - 3.8
Investment income (9.0) - (9.0) (4.1) - (4.1)
Other gains and losses
31.1 - 31.1 14.9 0.1 15.00
Finance costs 22.4 - 22.4 12.9 - 12.9
Taxation 88.4 - 88.4 55.4 3.6 59.0
Adjusted EBITDA
496.6 - 496.6 256.6 13.2 269.8
Revenue
2,627.1 - 2,627.1 1,156.7 37.3 1,194.0
Adjusted EBITDA %
18.9% - 18.9% 22.2% 35.4% 22.6%

10.01.11 21 Page seabed-to-surface www.subsea7.com